Liquid Media Signs Deal with A+E Networks

Vancouver, BC - April 11, 2019 - Liquid Media Group Ltd. (the "Company" or "Liquid") (Nasdaq: YVR)  is pleased to announce that it is now the official operator of A+E Networks' popular story-driven Ancient Aliens: The Game free-to-play videogame across iOS, Google Play and Facebook platforms.

Based on the hit television series broadcasting on A+E's HISTORY channel and across more than 200 territories worldwide, Ancient Aliens: The Game has over 1-million installs on Android alone complemented by a combined social footprint of over 2.5-million Facebook fans, Twitter followers and email subscribers. Highly rated on both Google Play and the App Store, the game earns revenue through in-app purchases that advance gameplay.

"A+E has been on the forefront of translating story-rich intellectual property across media platforms, developing engaging content that is platform agnostic - all of which is central to Liquid's strategy," said Joshua Jackson, Chairman of Liquid Media. "Succeeding on major network television for over 13 seasons is a proud testament to the tremendous blood, sweat and tears that the teams at both A+E Networks and Prometheus Entertainment have invested to ensure Ancient Aliens is constantly evolving, both on television and across other mediums, to leverage its media franchise potential. A+E recognizes the convergence happening in the media, the value of being on the forefront of mobile and the significance of taking intellectual property across all platforms."

The game's original storywriter, bestselling science fiction author and award-winning game writer, Steven-Elliot Altman, will continue to pen the game's story.

About Liquid Media Group Ltd.

Liquid is an entertainment company with a strong portfolio of content IP across creative industries, from video games to film and digital streaming services. Liquid is building the leading community for creative professionals, empowering storytellers to develop, produce, and distribute across channels and platforms.

www.LiquidMediaGroup.co.

About A+E Networks Digital Media Group

The A+E Networks® Digital Media group is constantly moving the industry forward with initiatives on every platform such as first-to-market TV Everywhere apps, popular social and mobile games, award-winning apps featuring custom content, and seamless social media integrations. As the only ad-supported non-sports network with TV Everywhere mobile apps on iOS, Android and Windows Phone and over-the-top-apps on Roku, Xbox 360, Apple TV and Amazon Fire, the A+E Networks has hit over 50 million Watch Apps downloads to-date. Web site traffic averages more than 30 million unique visitors per month and the A+E Networks products have been recognized with multiple Webby Awards and an induction into the Apple iPad Hall of Fame.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

For A+E Networks/HISTORY:

Vicky Kahn, A+E Networks Heather Pastorini

vicky.kahn@aenetworks.com heather.pastorini@aenetworks.com

+1 212-210-9743 +1 212-210-9760

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements relating to the Company's successful development and continued operation of Ancient Aliens: The Game. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.